UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.  )*

Dermata Therapeutics, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
249845108
(CUSIP Number)

Gerald T. Proehl President and Chief Executive Officer 3525 Del Mar Heights Rd., #322 San Diego, CA 92130 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Gerald T. Proehl
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,331,309*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,331,309*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,331,309*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 39.2%*
14.	Type of Reporting Person (See Instructions): IN

 *As of August 17, 2021 (the “Event Date”), Gerald T. Proehl (“Mr. Proehl”) may be deemed to beneficially own an aggregate of 3,331,309 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) reported herein as follows: (i) 39,512 shares of Common Stock held directly by Mr. Proehl; (ii) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by Proehl Investment Ventures LLC, where Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer; (iii) 152,857 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held directly by Proehl Family Trust, where Mr. Proehl is the trustee; (iv) 17,857 shares of Common Stock held directly by Allison Taylor Proehl 2020 Irrevocable Trust, where Mr. Proehl is the trustee; (v) 8,928 shares of Common Stock held directly by Meghan Proehl Wilder 2020 Irrevocable Trust, where Mr. Proehl is the trustee; and (vi) 35,767 shares of Common Stock held directly by Sean Michael Proehl 2020 Irrevocable Trust Dated December 18, 2020, where Mr. Proehl is the trustee. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,331,309 shares of Common Stock or 39.2% of the Common Stock of the Issuer as of the Event Date.

The foregoing reported beneficial ownership percentage is based upon 8,328,629 shares of Common Stock issued and outstanding as of the closing of the Issuer’s initial public offering on August 17, 2021 (the “IPO”), based on information reported by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on August 16, 2021.

CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Proehl Investment Ventures LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,933,531**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,933,531**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,933,531*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 34.2%**
14.	Type of Reporting Person (See Instructions): OO

 **As of August 17, 2021 (the “Event Date”), Proehl Investment Ventures LLC directly owns 2,933,531 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) consisting of (i) 2,905,544 shares of Common Stock and (ii) warrants to purchase up to 27,987 shares of Common Stock. Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer of Proehl Investment Ventures LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Proehl Investment Ventures LLC may be deemed to beneficially own 2,933,531 shares of Common Stock or 34.2% of the Common Stock of the Issuer as of the Event Date.

The foregoing reported beneficial ownership percentage is based upon 8,328,629 shares of Common Stock issued and outstanding as of the closing of the Issuer’s initial public offering on August 17, 2021 (the “IPO”), based on information reported by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on August 16, 2021.

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3525 Del Mar Heights Rd., #322, San Diego, CA 92130. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.     Identity and Background.

This statement is being filed jointly by Gerald T. Proehl (“Mr. Proehl”) and Proehl Investment Ventures LLC (“PIV” together with Mr. Proehl, the “Reporting Persons”).

Mr. Proehl is the (i) President, Chief Executive Officer and Chairman of the Issuer, (ii) the Managing Member, Chairman and Chief Executive Officer of PIV, and (iii) the trustee of Proehl Family Trust, Allison Taylor Proehl 2020 Irrevocable Trust, Meghan Proehl Wilder 2020 Irrevocable Trust, and Sean Michael Proehl 2020 Irrevocable Trust (collectively, the “Trusts”). The principal business address for Mr. Proehl is 3525 Del Mar Heights Rd., #322, San Diego, CA 92130. The principal business address for PIV is 7908 Entrada de Luz East, San Diego, CA 92127. Mr. Proehl, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by himself directly, PIV and the Trusts.

The principal business of PIV is engaging in the purchase and sale of securities for investment with the objective of capital appreciation. The principal occupation of Mr. Proehl is serving as the President, Chief Executive Officer and Chairman of the Issuer.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Proehl is a citizen of the United States. PIV is a limited liability company organized under the laws of the state of California.

 Item 3.     Source and Amount of Funds or Other Consideration.

On August 17, 2021, the Issuer closed an underwritten public offering (the “IPO”) of 2,571,428 Units, with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Units”).

Prior to the IPO, in the aggregate, Mr. Proehl beneficially owned convertible preferred stock of the Issuer, reported as follows: (i) 2,858,703 shares of Series 1d Preferred

Stock of the (the “Series 1d Preferred Stock”); (ii) 2,295,000 shares of Series 1a Preferred Stock (the “Series 1a Preferred Stock”); (iii) 3,722,500 shares of Series 1b Preferred Stock (the “Series 1b Preferred Stock”); (iv) 25,582,050 shares of Series 1c Preferred Stock (the “Series 1c Preferred Stock”); and (v) 1,755,622 shares of Series 1 Preferred Stock (the “Series 1 Preferred Stock”, and collectively with the Series 1d Preferred Stock, Series 1a Preferred Stock, Series 1b Preferred Stock, and Series 1c Preferred Stock, the “Preferred Stock”). All outstanding Preferred Stock automatically converted into shares of Common Stock immediately upon the closing of the IPO, for no additional consideration.

Prior to the IPO, Mr. Proehl beneficially owned 575,750 Series 1a Warrants of the Issuer (the “Series 1a Warrants”). The Series 1a Warrants automatically converted into warrants to purchase up to 27,987 shares of Common Stock immediately upon the closing of the IPO, for no additional consideration. The warrants are exercisable at $20.50 per share and expire on March 14, 2026.

On August 16, 2021, Proehl Family Trust purchased 10,000 shares of Common Stock for an average weighted price of $4.9631 per share and an aggregate purchase price of $50,000. Proehl Family Trust purchased the Common Stock with investment capital.

On August 17, 2021, Proehl Family Trust purchased 142,857 Units in the IPO at a price of $7.00 per Unit for an aggregate purchase price of $1,000,000. Each Unit is comprised of one share of Common stock and one warrant to purchase one share of Common Stock. The warrants are exercisable at $7.00 per share and expire August 17, 2026. Proehl Family Trust purchased the Units with investment capital.

Item 4.     Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Each Reporting Person, subject to the agreements described in Item 6 below, in its capacity as a stockholder or other security holder of the Issuer , may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Subject to the agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in all cases subject to applicable laws, rules and regulations..

Item 5.     Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 8,328,629 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 17, 2021 as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on August 16, 2021.

As of the date hereof, Mr. Proehl, as the managing member of PIV and the trustee of the Trusts, may be deemed to beneficially own (i) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by PIV and (ii) 215,409 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held by the Trusts in the aggregate. Mr. Proehl also owns 39,512 shares of Common Stock directly. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,331,309 or 39.2% of the Common Stock of the Issuer as of the Event Date.

Except as described herein, during the past sixty (60) days on or prior to August 17, 2021, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Mr. Proehl, in his capacity as a director and officer of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Equity Incentive Plan and the Issuer’s director compensation policy, in effect from time to time. Mr. Proehl will serve as a director until his successor has been elected and qualified or until the earlier of his resignation or removal.

Mr. Proehl holds the position of President and Chief Executive Officer of the Issuer. Pursuant to the terms of his employment agreement, Mr. Proehl will be eligible to receive, from time to time, equity awards under the Issuer’s existing equity incentive plan, or any other equity incentive plan the Issuer may adopt in the future, and the terms and conditions of such awards, if any, will be determined by the Issuer’s board of directors or Compensation Committee, in their discretion. Mr. Proehl will also be eligible to participate in any executive benefit plan or program the Issuer may adopt.

Lock-up Agreement

In connection with the IPO, the Issuer, its directors and officers and certain stockholders holding one percent (1%) or more of the Common Stock, including the Reporting Persons, entered into “lock-up” agreements in favor of the underwriter, pursuant to which the Reporting Persons agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of the Issuer’s securities for a period of one hundred and eighty (180) days following the closing of the IPO without the underwriter’s written consent.

The foregoing description of the “lock-up” agreements is a summary only and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit 1.
Exhibit 2:

Form of Lock-up Agreement (incorporated by reference to Annex I of Exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-256997), filed with the SEC on August 6, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2021

By:	/s/ Gerald T. Proehl

    Gerald T. Proehl

PROEHL INVESTMENT VENTURES LLC

By: Gerald T. Proehl, its Managing Member

By:	/s/ Gerald T. Proehl

Name:	Gerald T. Proehl
Title:	Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).